January 23, 2008

Mark Rakip
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Re:  Freedom Tax Credit Plus L.P.
     Form 10-K for the fiscal year ended March 31, 2007

Dear Mr. Rakip:

This letter is in response to the comments in your letter to Robert L. Levy dated January 10, 2008 with respect to the above referenced 10-K filing for Freedom Tax Credit Plus L.P. (the "Partnership").

Form 10-K for the fiscal year ended March 31, 2007
--------------------------------------------------

Item 8.  Financial Statements and Supplementary Data
----------------------------------------------------

Consolidated Financial Statements
---------------------------------

Report of Independent Registered Public Accounting Firm, page 19
----------------------------------------------------------------

1. We note the report prepared by Friedman LLP references twenty-eight subsidiary partnerships not audited by the firm, however twenty-seven audit opinions are included in your annual report filed on Form 10-K. Please amend you filing to include the 28th audit report or reconcile the difference.

Friedman LLP's audit opinion mistakenly refers to twenty-eight subsidiary partnerships in their audit opinion. The twenty-seven audit opinions included in the Partnership's annual report filed on Form 10-K is the correct amount. Please find attached the revised audit opinion issued by Friedman LLP which refers to the correct amount of twenty-seven audit opinions.


Item 15.  Exhibits and Consolidated Financial Statement Schedules
-----------------------------------------------------------------

Exhibits, page 72
-----------------

2. We note that your certifications required under Rules 13a-14(a) and 15d-14(a), as well as your disclosure of Subsidiaries of the registrant, have been included at the end of your annual report on Form 10-K, although they are identified as exhibits and listed as such in the exhibit schedule. In future filings, please include these as separate exhibits to your periodic filings as required.

The Partnership will include the certifications required under Rules 13a-14(a) and 15d-14(a), as well as its disclosure of Subsidiaries of the registrant, as separate exhibits to all its future filings as required, rather than include them at the end of its annual report on Form 10-K.

3. We note that you have made certain modifications to the exact form of the required certifications including modifying the language, "the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d). Please discontinue the use of these and other modifications in future filings as certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K.

The Partnership will discontinue making modifications to the required certifications and will use the exact form set forth in Item 601(b)(31) of Regulation S-K in all future filings as required under Exchange Act Rules 13a-14(a) and 15d-14(a).



If you have any questions or need further information, please do not hesitate to contact me at the number indicated above. We hope that our responses to the Staff's concerns are found to be adequate.

                                    Very truly yours,

                                    Freedom Tax Credit Plus, L.P.

                                    By:  Related Freedom Associates L.P.
                                         a general partner

                                            By:  Related Freedom Associates Inc.
                                                 a general partner

                                            By:  /s/ Robert L. Levy
                                                 ------------------
                                                 Robert L. Levy
                                                 Chief Financial Officer

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
            -------------------------------------------------------



To the Partners
Freedom Tax Credit Plus L.P.


We have audited the accompanying consolidated balance sheets of Freedom Tax Credit Plus L.P. and Subsidiaries as of March 31, 2007 and 2006, and the related consolidated statements of operations, changes in partners' capital (deficit) and cash flows for each of the years in the three-year period ended March 31, 2007. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of twenty-seven subsidiary partnerships, whose loss aggregated $3,896,683 for the year ended March 31, 2007, and whose assets constituted 80% of consolidated assets at March 31, 2007. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for these subsidiary partnerships, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well we evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Freedom Tax Credit Plus L.P. and Subsidiaries as of March 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2007, in conformity with accounting principles generally accepted in the United States of America.




/s/ Friedman LLP
New York, New York
June 18, 2007